Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Reports Financial Results
for the Quarter Ended March 31, 2020

Glyfada , Greece, June 12, 2020, Globus Maritime Limited ("Globus," the “Company,” “we,” or “our”) (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated operating and financial results for the quarter ended March 31, 2020.

Financial Highlights

	Three months ended March 31,
(Expressed in thousands of U.S dollars except for daily rates and per share data)	2020	2019
Total revenues	2,290	3,543
Total comprehensive loss	(9,002)	(268)
Adjusted EBITDA (1)	(1,664)	411
Basic loss per share (2)	(1.55)	(0.08)
Daily Time charter equivalent rate (“TCE”) (3)	2,173	6,736
Average operating expenses per vessel per day	4,521	4,634
Average number of vessels	5.0	5.0

(1)	Adjusted EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of EBITDA to total comprehensive loss and net cash used in operating activities, which are the most directly comparable financial measures calculated and presented in accordance with the GAAP measures.

(2)	The weighted average number of shares for the three month period ended March 31, 2020 was 5,816,904 compared to 3,209,604 shares for the three month period ended March 31, 2019.

(3)	Daily Time charter equivalent rate (“TCE”) is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of Daily TCE to Voyage revenues.

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate five dry bulk carriers, consisting of four Supramax and one Panamax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	Flag
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Is.
Sun Globe	2007	Tsuneishi Cebu	Supramax	Sept 2011	58,790	Malta
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Sky Globe	2009	Taizhou Kouan	Supramax	May 2010	56,855	Marshall Is.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,867	Marshall Is.
Weighted Average Age: 12.1 Years as of March 31, 2020					300,571

Current Fleet Deployment

All our vessels are currently operating on short term time charters (“on spot”).

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr

Management Discussion and Analysis of the Results of Operations

First Quarter of the Year 2020 compared to the First Quarter of the Year 2019

Total comprehensive loss for the first quarter of the year 2020 amounted to $9 million or $1.55 basic and diluted loss per share based on 5,816,904 weighted average number of shares, compared to total comprehensive loss of $0.3 million for the same period last year or $0.08 basic and diluted loss per share based on 3,209,604 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the increase in total comprehensive loss during the first quarter of 2020 compared to the first quarter of 2019 (expressed in $000’s):

1st Quarter of 2020 vs 1st Quarter of 2019

Net loss for the 1st Quarter of 2019	(268)
Decrease in voyage revenues	(1,253)
Increase in Voyage expenses	(883)
Decrease in Vessels operating expenses	28
Decrease in Depreciation	534
Increase in Depreciation of dry docking costs	(37)
Decrease in Total administrative expenses	69
Increase in Impairment loss	(4,615)
Decrease in Other income, net	(36)
Increase in Interest income	11
Increase in Interest expense and finance costs	(424)
Decrease in Gain on derivative financial instruments	(2,128)
Net loss for the 1st Quarter of 2020	(9,002)

Voyage revenues

During the three-month period ended March 31, 2020 and 2019, our Voyage revenues reached $2.3 million and $3.5 million respectively. The 35% decrease in Voyage revenues was mainly attributed to the decrease in the average time charter rates achieved by our vessels during the first quarter of 2020 compared to the same period in 2019. Daily Time Charter Equivalent rate (TCE) for the first quarter of 2020 was $2,173 per vessel per day against $6,736 per vessel per day during the same period in 2019 corresponding to a decrease of 68%, which is attributed to the outbreak of COVID-19 virus.

Voyage expenses

Voyage expenses reached $1.4 million during the first quarter of 2020 compared to $0.5 million during the same period last year. Voyage expenses include commissions on revenues, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the first quarter of 2020 and 2019 are analyzed as follows:

In $000’s	2020	2019
Commissions	32	46
Bunkers expenses	1,280	412
Other voyage expenses	83	54
Total	1,395	512

Bunkers expenses for the three-month period ended March 31, 2020 reached $1.3 million compared to $0.4 million for the same period in 2019. This increase is attributed to the more expensive low sulphur fuel we needed to procure for our vessels in order to comply with the IMO’s low sulphur fuel oil requirement, which cuts sulphur levels from 3.5% to 0.5% and became effective as of January 1, 2020.

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, reached $2.1 million during the first quarter of both 2020 and 2019. The breakdown of our operating expenses for the three month period ended March 31, 2020 and 2019 was as follows:

	2020	2019
Crew expenses	58%	55%
Repairs and spares	17%	18%
Insurance	7%	8%
Stores	11%	9%
Lubricants	4%	6%
Other	3%	4%

Average daily operating expenses during the three-month periods ended March 31, 2020 and 2019 were $4,521 per vessel per day and $4,634 per vessel per day respectively, corresponding to a decrease of 2%.

Depreciation

Depreciation charge during the first quarter of 2020 reached $0.6 million compared to $1.2 million during the same period in 2019. This is mainly attributed to the impairment loss of $29.9 million we recognized in 2019 as the recoverable amounts of the vessels were lower than their carrying amounts.

Impairment loss

As of March 31, 2020, the Company concluded that the recoverable amounts of the vessels were lower than their carrying amounts and recognized an impairment loss of $4.6 million.

Interest expense and finance costs

Interest expense and finance costs reached $1.1 million during the first quarter of 2020 compared to $0.7 million in 2019. Interest expense and finance costs for the first quarters of 2020 and 2019 are analyzed as follows:

In $000’s	2020	2019
Interest payable on long-term borrowings	1,059	621
Bank charges	5	8
Operating lease liability interest	12	13
Amortization of debt discount	70	29
Other finance expenses	3	54
Total	1,149	725

Gain/(Loss) on derivative financial instruments

The loss on the derivative financial instruments is mainly attributed to the valuation of the “Convertible Note”. Further to the conversion clause included into the Convertible Note for the period ended March 31, 2020 a total amount of approximately $1,168, principal and accrued interest, was converted to share capital with the conversion price of $1 per share and a total number of 1,167,767 new shares issued in name of the holder of the Convertible Note. These conversions resulted to a loss of approximately $0.3 million recognized in the consolidated statement of comprehensive loss.

Liquidity and capital resources

As of March 31, 2020 and 2019, our cash and bank balances and bank deposits (including restricted cash) were $2.4 and $4.5 million respectively.

Net cash used in operating activities for the three month period ended March 31, 2020 was $2 million compared to $1.1 million during the respective period in 2019. The increase in our cash used in operating activities was mainly attributed to the decrease in our adjusted EBITDA from $0.3 million during the first quarter of 2019 to negative $1.6 million during the three month period under consideration.

Net cash generated from/(used in) financing activities during the three month period ended March 31, 2020 and 2019 were as follows:

	Three months ended March 31,
In $000’s	2020	2019
	(Unaudited)
Proceeds from issuance of Convertible Note	-	5,000
Net proceeds from shareholders loan (Firment Shipping)	-	900
Repayment of long term debt	-	(1,136)
Restricted cash	363	(150)
Interest paid	(469)	(580)
Net cash (used in)/generated from financing activities	(106)	4,034

As of March 31, 2020 and 2019 we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreements of an aggregate of $40 million and of $42.6 million respectively gross of unamortized debt discount.

Recent Developments

Convertible Note

On March 13, 2020, Company and the holder of the Convertible Note entered into a waiver regarding the Convertible Note (the “Waiver”). The Waiver waives the Company’s obligation to repay the Convertible Note on the existing maturity date of March 13, 2020 and does not require the Company to repay the Convertible Note until March 13, 2021.

Firment Shipping Inc.

On May 8, 2020, the Company and Firment Shipping Inc. agreed to enter an amended and restated agreement. The final maturity of the Firment Shipping Credit Facility was extended to October 31, 2021 and the available amount to be drawn under this Facility increased to $14.2 million.

Receipt of Nasdaq Notice of Deficiency

On March 6, 2020, the Company received written notification from The Nasdaq Stock Market dated March 2, 2020, indicating that because the closing bid price of our common stock for the last 30 consecutive business days was below $1.00 per share, we no longer meet the minimum bid price continued listing requirement for the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to Nasdaq Listing Rules, the applicable grace period to regain compliance was 180 days, or until August 31, 2020, but citing extraordinary market conditions, Nasdaq filed an immediately effective rule change with the Securities and Exchange Commission which, with effect from April 16, 2020, tolled the listing process until July 1, 2020. Consequently, the Company’s compliance period has effectively been extended until November 12, 2020. The Company intends to monitor the closing bid price of its common stock between now and November 12, 2020 and is considering its options, including a potential reverse stock split, in order to regain compliance with the Nasdaq Capital Market minimum bid price requirement. The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. In the event the Company does not regain compliance within the 180-day grace period, and it meets all other listing standards and requirements it may be eligible for an additional 180-day grace period. The Company intends to cure the deficiency within the prescribed grace period. During this time, the Company’s common stock will continue to be listed and trade on the Nasdaq Capital Market.

Issuance of the Series B preferred shares

On June 12, 2020, the Company entered into a stock purchase agreement and issued 5,000 of our newly-designated Series B Preferred Shares, par value $0.001 per share, to Goldenmare Limited, a company controlled by our Chief Executive Officer, Athanasios Feidakis, in return for $150,000, which amount was paid by reducing, on a dollar for dollar basis, the amount payable as executive compensation by the Company to Goldenmare Limited pursuant to a consultancy agreement.

The issuance of the Series B preferred shares to Goldenmare Limited was approved by an independent committee of the Board of Directors of the Company, which received a fairness opinion from an independent financial advisor that the transaction was for a fair value.

Impact of COVID-19 on the Company’s Business

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization, in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The measures taken by governments worldwide in response to the outbreak, which included numerous factory closures, self-quarantining, and restrictions on travel, as well as potential labor shortages resulting from the outbreak, are expected to slow down production of goods worldwide and decrease the amount of goods exported and imported worldwide. Some experts fear that the economic consequences of the coronavirus could cause a recession that outlives the pandemic.

Besides reducing demand for cargo, coronavirus may functionally limit the amount of cargo that the Company and its competitors are able to move because countries worldwide have imposed quarantine checks on arriving vessels, which have caused delays in loading and delivery of cargoes. It is possible that charterers may try to invoke force majeure clauses as a result.

The pandemic has already added, and could continue to add, pressure to shipping freight rates. The impact of the COVID-19 pandemic continues to unfold and may continue to have negative effect on the Company’s business, financial performance and the results of its operations, including due to decreased demand for global seaborne dry bulk trade and dry bulk charter rates, the extent of which will depend largely on future developments. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods.

Crewing and Crew management operations.

Due to Covid-19 there are restrictions on travelling on many jurisdictions. We may face problems in the embarkation and disembarkation our crew members. Many airports around the world as well as many countries impose heavy travel restrictions including complete lockdowns and quarantine periods for incoming and outgoing travelers. By extent it is increasingly hard, if not restrictive, for our crews to be relieved by new crew members. We continue to monitor the situation with respect and utmost care for our seafarers, always communicating with the relevant authorities in order to assist them as much as we can in these unprecedented times.

Disruption in operations in case crew members get infected.

In case one of our crew members is found to be infected by Covid-19 this may lead to delays in cargo operations. It may also need to a detention and quarantine of the ship for an unspecified amount of time. Relevant authorities may require us to perform disinfection and fumigation operations if a crew member gets infected by Covid-19. Crew members may be quarantined if a member is found to be infected. The above may lead to increased costs and lower utilization of our fleet.

Dry docking and Repairs.

Repair yards and dry docks in the far east, usually selected for the scheduled maintenance of our vessels, may be affected by the closures and travel restrictions in their countries. Shipyard staff and third party experts as well as spare parts may be harder to procure and provide making the maintenance process potentially lengthier, costlier or unfeasible. Spare parts and supplies may be harder to produce and deliver to a shipyard where they would be utilized for a scheduled maintenance. In addition to the above, and always relating to Covid-19 travel restrictions, it will be tough for our in-house technical teams to travel to the shipyards in order to monitor the maintenance process, so they may have to be postponed or 3rd party monitoring technical crews will be hired. Last but not least classification society surveyor attendance may be restricted thus not only affecting the time spent within a repair facility but also causing scheduled survey work to be postponed as far as this is permissible.

Effect on the following technical department activities yet not limited to:

1.	Logistics and supply of spares and expert services may incur increased costs and disruption in Planned Maintenance and consequently lead to increased failures / incidents.
2.	Office Personnel attendance is disrupted or impossible, which can have as a result inadequate supervision and lead to increased incidents in third party inspection and reduced maintenance quality.
3.	Long Term planned maintenance (dry docking) unsupervised by company personnel, that can result to lower quality and increased costs.
4.	Delays in class surveys, which can lead to postponements.

The above ultimately are translated to possible increased costs and reduced maintenance quality which in the long term shall spiral to cost increases again as the aftermath shall have to be dealt with. However, there are presently insufficient statistics to reach to prediction model as regards to the actual increase in costs due to the above disruptions.

The Company has evaluated the impact of current economic situation on the recoverability of the carrying amount of its vessels. As of March 31, 2020, the Company concluded that events and circumstances triggered the existence of potential impairment of its vessels. These indicators included volatility in the charter market as well as the potential impact the current marketplace may have on the future operations. As a result, the Company performed an impairment assessment of the Company’s vessels by comparing the discounted projected net operating cash flows for each vessel to its carrying values. As of March 31, 2020, the Company concluded that the recoverable amounts of the vessels were lower than their carrying amounts and an impairment loss of $4.6 million was recorded (see also Note 5).

The pandemic had a negative impact on the Voyage Revenues of the Company for the three-month period ended March 31, 2020, which reached $2.3 million, compared to $3.5 million to the same period in 2019. The 35% decrease in Voyage revenues is attributed to the low freight rates achieved in the first quarter of 2020 due to the outbreak of COVID-19 virus.

Selected Consolidated Financial & Operating Data

	Three months ended March 31,
	2020	2019
(In thousands of U.S. Dollars)	(unaudited)
Consolidated statement of comprehensive loss data:
Voyage revenues	2,290	3,543
Total Revenues	2,290	3,543

Voyage expenses	(1, 395)	(512)
Vessel operating expenses	(2,057)	(2,085)
Depreciation	(633)	(1,167)
Depreciation of dry docking costs	(491)	(454)
Administrative expenses	(394)	(427)
Administrative expenses payable to related parties	(92)	(128)
Share-based payments	(10)	(10)
Impairment loss	(4,615)	-
Other income/(expenses), net	(6)	30
Operating loss -	(7,403)	(1,210)
Interest income	11	-
Interest expense and finance costs	(1,149)	(725)
Gain / (loss) on derivative financial instruments	(494)	1,634
Foreign exchange (losses)/gains, net	33	33
Total finance costs, net	(1,599)	942
Total comprehensive loss for the period	(9,002)	(268)

Basic & diluted loss per share for the period (1)	(1.55)	(0.08)
Adjusted EBITDA (2)	(1,664)	411

(1) The weighted average number of shares for the three month period ended March 31, 2020 was 5,816,904 compared to 3,209,604 shares for the three month period ended March 31, 2019.

(2) Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and
•	Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of Adjusted EBITDA to total comprehensive loss and net cash used in operating activities for the periods presented:

	Three months ended
	March 31,
(Expressed in thousands of U.S. dollars)	2020	2019
	(Unaudited)

Total comprehensive loss for the period	(9,002)	(268)
Interest and finance costs, net	1,138	725
Foreign exchange losses/(gains) net,	(33)	(33)
Depreciation	633	1,167
Depreciation of dry docking costs	491	454
Impairment Loss	4,615	-
Loss / (gain) on derivative financial instruments	494	(1,634)
Adjusted EBITDA	(1,664)	411
Share-based payments	10	10
Payment of deferred dry docking costs	-	(352)
Net (increase)/decrease in operating assets	(75)	(1,135)
Net (decrease)/increase in operating liabilities	(255)	(55)
Provision for staff retirement indemnities	1	1
Foreign exchange gains/(losses) net, not attributed to cash and cash equivalents	7	(3)
Net cash used in operating activities	(1,976)	(1,123)

	Three months ended
	March 31,
(Expressed in thousands of U.S. dollars)	2020	2019
	(Unaudited)
Statement of cash flow data:
Net cash used in operating activities	(1,976)	(1,123)
Net cash generated from investing activities	11	-
Net cash (used in)/provided by financing activities	(106)	4,034

	As of March 31,	As of December 31,
(Expressed in thousands of U.S. Dollars)	2020	2019
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	44,063	48,242
Other non-current assets	639	1,925
Total non-current assets	44,702	50,167
Cash and bank balances and bank deposits (including restricted cash)	2,367	3,551
Other current assets	2,012	1,938
Total current assets	4,379	5,489
Total assets	49,081	55,656
Total equity	1,702	9,879
Total debt net of unamortized debt discount	37,433	37,746
Other liabilities	9,946	8,031
Total liabilities	47,379	45,777
Total equity and liabilities	49,081	55,656

Consolidated statement of changes in equity:

(Expressed in thousands of U.S. Dollars)	Issued share	Share	(Accumulated	Total
	Capital	Premium	Deficit)	Equity
As at December 31, 2019	21	145,506	(135,648)	9,879
Loss for the period	-	-	(9,002)	(9,002)
Issuance of common shares due to conversion	5	810	-	815
Share-based payments	-	10	-	10
As at March 31, 2020	26	146,326	(144,650)	1,702

	Three months ended March 31,
	2020	2019
Ownership days (1)	455	450
Available days (2)	412	450
Operating days (3)	408	448
Fleet utilization (4)	99.1%	99.6%
Average number of vessels (5)	5.0	5
Daily time charter equivalent (“TCE”) rate (6)	2,173	6,736
Daily operating expenses (7)	4,521	4,634

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues less net revenues from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period which is consistent with industry standards. TCE is a measure not in accordance with GAAP.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period.

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

	Three months ended March 31,
	2020	2019
	(Unaudited)
Voyage revenues	2,290	3,543
Less: Voyage expenses	1,395	512
Net revenues	895	3,031
Available days	412	450
Daily TCE rate (1)	2,173	6,736

(1)	Subject to rounding.

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of five dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate seven vessels with a total carrying capacity of 300,571 Dwt and a weighted average age of 12.1 years as of March 31, 2020.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com